Exhibit 99.4

December 20, 2024

Alberta Securities Commission

Autorité des Marchés Financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission of New Brunswick

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Nunavut

Office of the Superintendent of Securities, Prince Edward Island

Office of the Yukon Superintendent of Securities

Ontario Securities Commission

Dear Sirs/ Mesdames

Re: VERSES Al INC. (THE “COMPANY”)

Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

In accordance with National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated December 10, 2024 and agree with the information contained therein, based upon our knowledge of the information at this date. We advise that we are in agreement with the information contained in such Notice.

Yours very truly,

/s/ M&K CPAS, PLLC
The Woodlands, Texas